Exhibit 99.2

BRENMILLER ENERGY LTD.

ROSH HAAYIN, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 1, 2024

The enclosed proxy statement (this “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors” or the “Board”) of Brenmiller Energy Ltd. (the “Company”) for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held on August 1, 2024 at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

The presence of any two or more shareholders, personally or by proxy, holding not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until August 8, 2024 at 4:00 p.m. Israel time (the “Adjourned Meeting”). If a quorum is not present at the Adjourned Meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Israeli Companies Law, 5979-1999 (the “Companies Law”), each of Proposals No. 1 and 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast in person or by proxy by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposals No. 3 and 4 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, constituting: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, including a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in each of the said Proposals; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder declares and approves that he has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about, as detailed in the Proxy Card.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%) of the outstanding voting rights of the Company), to the Company’s offices, c/o Mr. Ofir Zimmerman, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via email: ofirz@bren-energy.com, no later than July 4, 2024.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ofir Zimmerman, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via email: ofirz@bren-energy.com. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than July 22, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than July 27, 2024.

One shareholder or more holding Ordinary Shares which reflect five percent (5%) or more of the Company’s voting rights (225,068 Ordinary Shares) and whoever holds five percent (5%) of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (196,103 Ordinary Shares) is entitled to examine the proxy and voting materials in the Company’s offices after the Meeting is held.

It is noted that there may be changes on the agenda after publishing this proxy statement and there may be Position Statements which can be published thereafter. Therefore, the most updated agenda for the Meeting will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT KESSELMAN & KESSELMAN, CERTIFIED PUBLIC ACCOUNTANTS (ISR.), A MEMBER FIRM OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED (PWC ISRAEL), CERTIFIED PUBLIC ACCOUNTANTS, AS THE INDEPENDENT AUDITOR OF THE COMPANY, AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THEIR REMUNERATION UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC Israel”), as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (PwC Israel) as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-ELECT MR. ZIV DEKEL AS A CLASS I INDEPENDENT DIRECTOR OF THE COMPANY TO SERVE A THREE-YEAR TERM EXPIRING IN 2027

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Articles provide that the Company may have at least three (3) and not more than nine (9) directors.

The Company’s Board of Directors currently consists of two (2) external directors and five (5) directors which are divided into three classes with staggered three-year terms (excluding the external directors). Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of the Company’s shareholders, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the voting power represented at the annual general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

As of the date of this Proxy Statement, the Company’s directors are divided among three classes as follows:

(i)     The Company’s Class I director is Mr. Ziv Dekel, whose current term expires at the Meeting;

(ii)    The Company’s Class II directors are Mr. Boaz Toshav and Mr. Nir Brenmiller, whose current terms expire at the Company’s 2025 annual general meeting of shareholders; and

(iii)   The Company’s Class III directors are Mr. Avraham Brenmiller and Mr. Doron Brenmiller, whose current terms expire at the Company’s 2026 annual general meeting of shareholders.

The composition of our Board currently includes two (2) individuals who are diverse under the Nasdaq Rule 5605(f) regarding board diversity, as presented in the below Board Diversity Matrix. Under Nasdaq Rule 5605(f), directors who self-identify as (i) female, (ii) an underrepresented minority or (iii) LGBTQ+ are defined as being diverse. The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions.

Board Diversity Matrix for Brenmiller Energy Ltd.
(As of June 27, 2024)

Total number of directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	2	5	—	—
Number of Directors who identify in Any of the Categories Below:
African American or Black	—	—	—	—
Alaskan Native of Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	—
Two or more races or ethnicities	—	—	—	—
LGBTQ+	—	—	—	—

The Company’s Board of Directors has approved the re-election of Mr. Ziv Dekel to the Company’s Board of Directors as a Class I Director for a three-year term, until the Company’s annual general meeting of shareholders to be held in 2027 and recommends that shareholders approve such re-election.

Mr. Dekel, whose professional background is provided below, has advised the Company that he is willing, able, and ready to serve as a director if re-elected, and that in accordance with the Companies Law, Mr. Dekel has certified to the Company that he meets all the requirements of the Companies Law for election as a director of a public company, he possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, considering the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of Mr. Dekel.

Subject to the re-appointment of Mr. Dekel, he will continue to be entitled to indemnification and release letters as applicable and in accordance with the Company’s policies, and shall be covered by the Company’s directors and officer’s insurance, in the terms as approved by relevant organs of the Company from time to time.

Set forth below is certain biographical information regarding the background and experience of Mr. Dekel:

Mr. Ziv Dekel has served on our board of directors since 2012. Mr. Dekel holds a B.S. in Economics and is certified in Business Management from Tel Aviv University in Israel. Mr. Dekel acts as a managing partner of Blue Sky Holding and Management (2004) Ltd. since 2007. Mr. Dekel has also served as a director for Propound Investment House Ltd., Propound holdings 2012 LTD, and the Center for Medical Genetics Ltd. Mr. Dekel is a known advisor to companies and has vast investment experience, which our board of directors believes qualifies him to serve as a director.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Mr. Ziv Dekel as an independent class I director of the Company for a three-year term, until the annual general meeting of shareholders to be held in 2027.”

The re-election of Mr. Ziv Dekel as a director, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 3

TO APPROVE AN EQUITY-BASED ANNUAL BONUS, FOR MEETING MEASURABLE TARGETS IN THE YEAR OF 2023, FOR MR. NIR BRENMILLER, THE COMPANY’S CHIEF OPERATING OFFICER, AND DIRECTOR

Background

Under the Companies Law, arrangements concerning compensation of a company’s controlling shareholder and his relatives, in accordance with or which exceed the terms of the Company’s Compensation Policy (the “Compensation Policy”), require the approval by the compensation committee of the Board of Directors (the “Compensation Committee”), the Board of Directors and company’s shareholders (in a Special Majority, as defined above), in that order.

General

Mr. Nir Brenmiller has served as our Chief Operating Officer since January 16, 2022 (“COO”) and has been a member of our Board of Directors since 2012. Previously, Mr. Nir Brenmiller served as our Executive Vice President since 2012. Mr. Nir Brenmiller is a relative of Mr. Avraham Brenmiller, the Company’s Chief Executive Officer (the “CEO”), chairman of the Board of Directors and a controlling shareholder of the Company, Mr. Nir Brenmiller has made major contributions to the Company’s business and growth since his appointment.

Annual Bonus

On July 17, 2023, the Compensation Committee and the Board of Directors approved measurable targets for Mr. Nir Brenmiller for the year 2023, until the end of the 1st quarter of 2024 (the “Measurable Targets”) and approved that an annual bonus of three (3) monthly salaries will be paid to Mr. Nir Brenmiller for meeting all Measurable Targets.

In October 2023, a war broke out in Israel (the “War”), which had a material impact on several areas of the Company business operations, which are under the direct responsibility of several employees that were recruited to reserve duty, including sales department employees, and which formed the basis for a significant part of Mr. Nir Brenmiller’s Measurable Targets.

Accordingly, on March 14, 2024 and on March 18, 2024, the Compensation Committee and Board of Directors, respectively, approved that the effects of the War on Mr. Nir Brenmiller’s ability to meet some of the Measurable Targets, apply as a material event (as defined in the Compensation Policy), and approved and recommended to the Company’s shareholders to approve, a change in the calculation of meeting the Measurable Targets and an annual bonus for Mr. Nir Brenmiller, in the amount of three (3) monthly salaries, for meeting several Measurable Targets, on a linear, pro-rata basis, via a grant of options to purchase the Company’s Ordinary Shares to be granted under the Company’s 2013 global incentive option scheme (the “Annual Bonus for Mr. Nir Brenmiller” and the “Plan”, respectively).

On May 16, 2024 (the “Date of Grant”), the Compensation Committee and Board of Directors, approved an update to the terms of the Annual Bonus for Mr. Nir Brenmiller.

The recommended Annual Bonus for Mr. Nir Brenmiller consist of an aggregate amount of 20,662 options to purchase up to 20,662 Ordinary Shares. The aggregate amount of options equals approximately 0.34% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The following table sets forth the suggested Annual Bonus for Mr. Nir Brenmiller, which the Compensation Committee and the Board of Directors believe to be in the best interests of the Company:

No. of options proposed for grant herein	Proposed options exercise price per share[1]	No. of unexercised options granted prior to the proposed grant herein	Aggregate no. of options following approval of proposed grant herein
20,662	$0.01	11,754	32,416

The options under the Annual Bonus for Mr. Nir Brenmiller will be fully vested immediately as of the date of the approval of the Company’s shareholders. The options expire five (5) years from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Plan.

The above-mentioned exercise price was determined based on an exercise price of $0.01 per share and the options will be immediately exercisable for a five (5) year period.

The Compensation Committee and the Board of Directors have considered all relevant matters and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position, responsibilities, background and experience of Mr. Nir Brenmiller, and have resolved to approve the Annual Bonus for Mr. Nir Brenmiller.

In making their recommendation regarding the approval of the Annual Bonus for Mr. Nir Brenmiller, the Compensation Committee and the Board of Directors each have also considered, among other things: (i) the measurable targets set forth for Mr. Nir Brenmiller for the year of 2023; (ii) the effects of the War on several areas of the Company’s business operations, which are under the direct responsibility of several employees that were recruited to reserve duty, including sales department employees, which forms the basis for a significant part of Mr. Nir Brenmiller’s Measurable Targets; (iii) the Compensation Committee and the Board of Directors’ opinion that the effects of the War on Mr. Nir Brenmiller’s ability to meet some of the Measurable Targets qualify as a material event (as defined in the Compensation Policy); (iv) that the Compensation Policy authorizes the Compensation Committee and the Board of Directors to change the calculation of Mr. Nir Brenmiller meeting the Measurable Targets, as long as the change is for the best interest of the Company and for special circumstances; (v) that in light of the War and its substantial effect on the ability of Mr. Nir Brenmiller to meet the Measurable Targets, changing the calculation of Mr. Nir Brenmiller meeting the Measurable Targets to a linear, pro-rata basis, is in the Company’s best interest; and (vi) that the suggested Annual Bonus for Mr. Nir Brenmiller will be via a long term compensation and not in cash, which is reasonable and fair under the circumstances, among other things, in light of the Company’s financial position.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Annual Bonus for Mr. Nir Brenmiller, the Company’s COO, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 4

TO APPROVE AN EQUITY-BASED ANNUAL BONUS, FOR MEETING MEASURABLE TARGETS IN THE YEAR OF 2023, FOR MR. DORON BRENMILLER, THE COMPANY’S CHIEF BUSINESS OFFICER, AND DIRECTOR

Background

Under the Companies Law, arrangements concerning compensation of a company’s controlling shareholder and his relatives, in accordance with or which exceed the terms of the Compensation Policy, require the approval by the Compensation Committee, the Board of Directors and company’s shareholders (in a Special Majority, as defined above), in that order.

General

Mr. Doron Brenmiller, has served as our Chief Business Officer since January 16, 2022 (“CBO”), and has been a member of our Board of Directors since 2012. Mr. Doron Brenmiller had a major contribution to the Company’s business and growth since his appointment. Mr. Doron Brenmiller is a relative of Mr. Avraham Brenmiller, the Company’s CEO, Chairman of the Board of Directors and a controlling shareholder of the Company.

Annual Bonus

On July 17, 2023, the Compensation Committee and the Board of Directors approved the Measurable Targets, which include measurable targets for Mr. Doron Brenmiller for the year of 2023 and approved that an annual bonus of three (3) monthly salaries will be paid to Mr. Doron Brenmiller for meeting all Measurable Targets.

In October 2023, the War broke out, which had a material impact on several areas of the Company’s business operations, which are under the direct responsibility of several employees that were recruited to reserve duty, including sales department employees, and which formed the basis of a significant part of Mr. Doron Brenmiller’s Measurable Targets.

Accordingly, on March 14, 2024 and on March 18, 2024, the Compensation Committee and Board of Directors, respectively, approved that the effects of the War on Mr. Doron Brenmiller’s ability to meet some of the Measurable Targets, apply as a material event (as defined in the Compensation Policy), and approved and recommended to the Company’s shareholders to approve, a change in the calculation of meeting the Measurable Targets and an annual bonus for Mr. Doron Brenmiller, in the amount of three (3) monthly salaries, for meeting several Measurable Targets, on a linear, pro-rata basis, via a grant of options to purchase Ordinary Shares to be granted under the Plan (the “Annual Bonus for Mr. Doron Brenmiller”).

On the Date of Grant, the Compensation Committee and Board of Directors, approved an update to the terms of the Annual Bonus for Mr. Doron Brenmiller.

The recommended Annual Bonus for Mr. Doron Brenmiller consist of an aggregate amount of 20,662 options to purchase up to 20,662 Ordinary Shares. The aggregate amount of options equals approximately 0.34% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The following table sets forth the suggested Annual Bonus for Mr. Doron Brenmiller, which the Compensation Committee and the Board of Directors believe to be in the best interests of the Company:

No. of options proposed for grant herein	Proposed options exercise price per share[1]	No. of unexercised options granted prior to the proposed grant herein	Aggregate no. of options following approval of proposed grant herein
20,662	$0.01	12,614	33,276

The options under the Annual Bonus for Mr. Doron Brenmiller will be fully vested immediately as of the date of the approval of the Company’s shareholders. The options expire 5 years from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Plan.

The above-mentioned exercise price was determined based on an exercise price of $0.01 per share, and the options will be immediately exercisable for a five (5) year period.

The Compensation Committee and the Board of Directors have considered all relevant matters and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position, responsibilities, background and experience of Mr. Doron Brenmiller, and have resolved to approve the Annual Bonus for Mr. Doron Brenmiller.

In making their recommendation regarding the approval of the Annual Bonus for Mr. Doron Brenmiller, the Compensation Committee and the Board of Directors each have also considered, among other things: (i) the measurable targets set forth for Mr. Doron Brenmiller for the year of 2023; (ii) the effects of the War on several areas of the Company, which are under the direct responsibility of several employees that were recruited to reserve duty, including sales department employees, which formed the basis for a significant part of Mr. Doron Brenmiller’s Measurable Targets; (iii) the Compensation Committee and the Board of Directors’ opinion that the effects of the War on Mr. Doron Brenmiller’s ability to meet some of the Measurable Targets qualify as a material event (as defined in the Compensation Policy); (iv) that the Compensation Policy authorizes the Compensation Committee and the Board of Directors to change the calculation of Mr. Doron Brenmiller meeting the Measurable Targets, as long as the change is for the best interest of the Company and for special circumstances; (v) that in light of the War and its substantial effect on the ability of Mr. Doron Brenmiller to meet the Measurable Targets, changing the calculation of Mr. Doron Brenmiller meeting the Measurable Targets to a linear, pro-rata basis, is in the Company’s best interest; and (vi) that the suggested Annual Bonus for Mr. Doron Brenmiller will be via a long term compensation and not in cash, which is reasonable and fair under the circumstances, among other things, in light of the Company’s financial condition.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Annual Bonus for Mr. Doron Brenmiller, the Company’s CBO, as set forth in this proxy statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 5

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2023, to the Company’s shareholders.

The Company’s financial statements and Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 18, 2024, are available on the SEC’s website at the following address:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001901215/000121390024023515/ea0201044-20f_brenmiller.htm

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual reports for the year ended December 31, 2023.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents that the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and this proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 27, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 27, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel

By Order of the Board of Directors
Brenmiller Energy Ltd.
/s/ Avraham Brenmiller
Avraham Brenmiller, Chairman of the Board of Directors